Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of ION Geophysical Corporation (formerly Input/Output, Inc.) for the registration of 550,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 14, 2007, with respect to the consolidated financial statements and schedule of ION Geophysical Corporation and subsidiaries, ION Geophysical Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of ION Geophysical Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
December 18, 2007